EXHIBIT 99.3
  K-TRON INTERNATIONAL, INC.
1996 EQUITY COMPENSATION PLAN

RESTRICTED STOCK GRANT

This RESTRICTED STOCK GRANT, dated as of ____________________ (the “Date of Grant”), is delivered by K-Tron International, Inc. (the “Company”) to ____________________ (the “Grantee”).

RECITALS

A.           The K-Tron International, Inc. 1996 Equity Compensation Plan, as amended (the “Plan”), provides for the grant of restricted stock in accordance with the terms and conditions of the Plan.

B.           The Compensation and Human Resources Committee of the Board of Directors of the Company, which has been designated by the Board of Directors to serve as the committee under Section 1 of the Plan (the “Committee”), has determined that it is to the advantage and interest of the Company to make a restricted stock grant as an inducement for the Grantee to continue in the employ of the Company and to promote the best interests of the Company and its shareholders.

C.           The grant is subject to the terms of the Plan, which are hereby incorporated into this agreement (“this Agreement”) by reference.  The Plan is administered by the Committee. A copy of the Plan is attached.

NOW, THEREFORE, the parties to this Agreement, intending to be legally bound hereby, agree as follows:

1. Restricted Stock Grant.  The Company hereby grants the Grantee _____ shares of common stock of the Company, subject to the restrictions set forth below and in the Plan (“Restricted Stock”).  Shares of Restricted Stock may not be transferred by the Grantee or subjected to any security interest until the shares have become vested pursuant to this Agreement and the Plan.

2. Vesting of Restricted Stock.

(a) The shares of Restricted Stock shall become vested, and the restrictions described in Sections 2(b) and 2(c) shall lapse, according to the following vesting schedule, if the Grantee continues to be employed by the Company or any direct or indirect subsidiary thereof from the Date of Grant until the vesting date:

Vesting Date	Vested Shares

(b) If the Grantee’s employment with the Company or any direct or indirect subsidiary thereof terminates for any reason before the Restricted Stock is fully vested, the shares of Restricted Stock that are not then vested shall be forfeited and must be immediately returned to the Company.

(c) During the period before the shares of Restricted Stock vest (the “Restriction Period”), the non-vested Restricted Stock may not be assigned, transferred, pledged or otherwise disposed of by the Grantee.  Any attempt to assign, transfer, pledge or otherwise dispose of the shares contrary to the provisions hereof, and the levy of any execution, attachment or similar process upon the shares, shall be null and void and without effect.

3.              Issuance of Certificates.

(a) Share certificates representing the Restricted Stock may be issued by the Company and held in escrow by the Company until the Restricted Stock vests, or the Company may hold non-certificated shares until the Restricted Stock vests.  During the Restriction Period, the Grantee shall receive any cash dividends with respect to the shares of Restricted Stock, may vote the shares of Restricted Stock and may participate in any distribution pursuant to a plan of dissolution or complete liquidation of the Company.  In the event of a dividend or distribution payable in stock or other property or a reclassification, split up or similar event during the Restriction Period, the shares or other property issued or declared with respect to the non-vested shares of Restricted Stock shall be subject to the same terms and conditions relating to vesting as the shares to which they relate.

(b) When the Grantee obtains a vested right to shares of Restricted Stock, a certificate representing the vested shares shall be issued to the Grantee, free of the restrictions under Section 2 of this Agreement.

4.             Change of Control.  The provisions of the Plan applicable to a Change of Control shall apply to the Restricted Stock, and, in the event of a Change of Control, the Committee may take such actions as it deems appropriate pursuant to the Plan.

5.             Grant Subject to Plan Provisions.  This grant is made pursuant to the Plan, the terms of which are incorporated herein by reference, and in all respects shall be interpreted in accordance with the Plan.  The grant is subject to the provisions of the Plan and to interpretations, regulations and determinations concerning the Plan established from time to time by the Committee in accordance with the provisions of the Plan, including, but not limited to, provisions pertaining to (i) rights and obligations with respect to withholding taxes, (ii) the registration, qualification or listing of the shares, (iii) changes in capitalization of the Company and (iv) other requirements of applicable law.  The Committee shall have the authority to interpret and construe the grant  pursuant to the terms of the Plan, and its decisions shall be conclusive as to any questions arising hereunder.

6.             Withholding.  The Grantee shall be required to pay to the Company, or make other arrangements satisfactory to the Company (including the withholding of shares in an amount not exceeding the minimum required withholding amount), to provide for the payment of, any income and other payroll withholding taxes that the Company is required to withhold with respect to the grant or vesting of the Restricted Stock.

7.             No Employment or Other Rights.  This grant shall not confer upon the Grantee any right to be retained by or in the employ of the Company and shall not interfere in any way with the right of the Company to terminate the Grantee’s employment at any time. The right of the Company to terminate at will the Grantee’s employment at any time for any reason is specifically reserved.

8.             Assignment by Company.  The rights and protections of the Company hereunder shall extend to any successors or assigns of the Company and to the Company’s parents, subsidiaries, and affiliates.  This Agreement may be assigned by the Company without the Grantee’s consent.

9.             Applicable Law.  The validity, construction, interpretation and effect of this instrument shall be governed by and construed in accordance with the laws of the State of New Jersey, without giving effect to the conflicts of laws provisions thereof.

10.           Notice.  Any notice to the Company provided for in this instrument shall be addressed to the Company in care of the Secretary of the Company at the Company’s corporate headquarters, and any notice to the Grantee shall be addressed to such Grantee at the current address shown on the payroll of the Company, or to such other address as the Grantee may designate to the Company in writing.  Any notice shall be delivered by hand or by a recognized delivery service such as FedEx or UPS, sent by telecopy or enclosed in a properly sealed envelope addressed as stated above, registered and deposited, postage prepaid, in a post office regularly maintained by the United States Postal Service.

IN WITNESS WHEREOF, the Company has caused its duly authorized officers to execute and attest this instrument, and the Grantee has placed his or her signature hereon, effective as of the Date of Grant.

K-TRON INTERNATIONAL, INC.
Attest:
By:
As its Secretary		As its Senior Vice President
and Chief Financial Officer

I hereby accept the grant of Restricted Stock described in this Agreement.  I have read the K-Tron International, Inc. 1996 Equity Compensation Plan, as amended, and agree to be bound by the terms of the Plan and this Agreement and the interpretations of the Committee with respect thereto.

Grantee

Date